December 29, 2006

Mail Stop 4561

By International mail and facsimile to 011-353-1-668-6722

Mr. John O'Donnell
Group Finance Director
Allied Irish Banks
Bankcentre, Ballsbridge
Dublin 4, Ireland

Re: Allied Irish Banks
Form 20-F filed May 25, 2006
File No. 001-10284

Dear Mr. O'Donnell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 20-F for the year ended December 31, 2005

Controls and Procedures

Evaluation of disclosure controls and procedures, page 85

1.	Your disclosures indicate that management's disclosure control and procedures evaluation was carried out within a 90-day period prior to the filing of your annual report. Please tell us and revise future filings to clarify whether your evaluation of controls and procedures was made as of the end of the period covered by the report or an alternative date. If your conclusion regarding effectiveness was made as of alternative date, please tell us how you determined that you complied with Item 307 of Regulation S-K. Please refer to SEC Final Rule Release No. 33-8238.

Consolidated Financial Statements

15 – Income Tax, including deferred income tax, page 96

2.	We note your disclosure that you use tax rates enacted or "substantially" enacted at the balance sheet date to measure the amount of current and deferred tax assets and liabilities. Please tell us whether you consider rates "substantially" enacted to be the same as rates "substantively" enacted as provided by paragraphs 46-48 of IAS 12. If you consider substantively enacted rates to be different from substantially enacted rates, please quantify for us how the use of substantively enacted rates would have affected your current and deferred tax calculations for the periods presented in your filing.

Consolidated Statements of Income, page 101

3.	Please tell us how you determined that your share of the results of associated undertakings should be considered non-operating income. Your response should include the authoritative literature that you relied upon to arrive at your conclusion.

Note 4. Operations by Business Segment, page 111

4.   Please revise your filing to disclose the following for each of your business
        segments:

- Segment liabilities;

- Total cost incurred during the period to acquire segment assets expected to be
  used during more than one period;

- Significant non-cash expenses;

- Total amount of depreciation and amortization expense included in segment
  results; and

- Aggregate amount of investments as well as the aggregate amount of your
  share of the profit or loss of associates, joint ventures, or other investments
  accounted for under the equity method;

  Refer to paragraphs 56-66 of IAS 14. Alternatively, please fully explain the
  reasons why you believe these disclosures are not applicable to your filing and the
  authoritative literature you relied upon to support your position.

5.   As a related matter, please revise to include a reconciliation between the
        information disclosed for your primary reportable segments and the aggregated
        information in your consolidated financial statements. Refer to paragraph 67 of
        IAS 14.

6.   For each geographical segment whose segment assets are 10 percent or more of
        your total assets, please revise your filing to disclose the total cost incurred during
        each period to acquire segment assets that are expected to be used during more
        than one period. Refer to paragraph 69 of IAS 14.

Note 12. Construction contract income, page 115

7.   Please more fully explain to us the nature of the contract between Blogram
        Limited and Serpentine Consortium. It is unclear how a contract for the
        development of your new bank center results in the recognition of contract
        income and amounts due from the Consortium in respect of construction contracts
        in progress.

8.   As a related matter, if this transaction represents a sale and leaseback, please revise your filing to include the relevant disclosures required by IAS 17 and IAS 1.

Note 14. Retirement Benefits, page 118

9.   Please tell us and revise future filings to disclose the effect of a 1% increase and decrease in the medical cost trend rate as required by paragraph 120(o) of IAS 19.

Note 21. Adjusted earnings per share, page 124

10.   We note that you have presented measures of earnings per share which are adjusted to eliminate the impact of the adoption of IAS 39 and IFRS 4. It appears that the adjustments you have made result in the presentation of non-GAAP earnings per share measures. Tell us in detail how you considered the guidance of Item 10(e) of Regulation S-K as well as the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website in your presentation of these measures. If you are able to support your basis for continuing to present these measures, please revise here and throughout the filing, where appropriate, to label such information as "non-GAAP" and disclose the following:

- A more transparent discussion of the reasons these adjustments are being made and how the amounts were determined;

- A discussion of the way management used the non-GAAP financial measure to conduct or evaluate its business;

- The material limitations associated with the use of non-GAAP financial measure compared to the most directly comparable GAAP financial measure;

- How management compensates for the limitations;

- Why management believes the non-GAAP financial measure provides useful information to investors; and

- Provide a tabular reconciliation of the non-GAAP measures to the most comparable GAAP measure.

Note 28. Financial investments available for sale, page 129

11.   We note that approximately 40% of the total fair value of your financial
        investments available for sale was held in "other investments" as of December 31,
        2005. Please tell us and revise future filings to more clearly describe the nature of
        these debt securities and disaggregate any individually significant investments to
        the extent possible.

Note 41. Provisions for liabilities and commitments, page 142

12.   Please tell us and revise future filings to more clearly describe the nature of your
        liability, commitment and other provision obligations disclose in note 41. Your
        revised footnote should also provide an indication of any uncertainties about the
        amount or timing of those outflows. Refer to IAS 37.85.

Note 42. Subordinated liabilities and other capital instruments, page 142

13.   Please compare and contrast for us the specific terms contained within your non-
        cumulative preference shares and your Reserve Capital Instruments which led you
        to conclude that they should be reclassified to subordinated liabilities and equity,
        respectively, upon transition to IFRS. Your response should include the
        references, where appropriate, to the authoritative literature you relied upon to
        support your position.

Note 55. Summary of significant differences between International and United States
accounting principles

Deferred taxation, page 159

14.   Please clearly tell us how differences in IFRS and US GAAP for deferred taxes
        could result in a reconciling adjustment between IFRS and US GAAP financial
        statements. For example, we note a US GAAP taxation adjustment to reduce net
        income by €14 million, however it is unclear how this adjustment arose.

Accounting for Investment in M&T Bank, page 160

15.   Please tell us in greater detail which US GAAP accounting policies used in
        relation to both the investment in M&T and the Groups share of profits of M&T
        are different when compared to IFRS and more fully explain how the policies
        differ.

Loan origination, page 161

16.   Please clearly tell us how differences in IFRS and US GAAP for loan origination fees and costs could result in a reconciling adjustment between IFRS and US GAAP financial statements. For example, we note a US GAAP taxation adjustment to reduce net income by €5 million, however it is unclear how this adjustment arose.

Consolidated total assets, page 164

17.   We note your US GAAP adjustment to decrease total assets by €161 million and €165 million, as of December 31, 2005 and 2004, respectively, as a result of revaluation of property. However, your accounting policy disclosure on page 91 indicates that it is Group policy not to revalue your property, plant and equipment. Please clarify for us this apparent inconsistency and revise your filing as necessary.

18.   Please tell us and revise your filing to clarify the differences between IFRS and US GAAP which led to your US GAAP goodwill adjustment to increase total assets by €296 million and €248 million, as of December 31, 2005 and 2004, respectively.

Loan impairment, page 166

19.   We note your disclosure that in January 2005 you introduced a new impairment provisioning methodology for US GAAP which had the impact of reducing the estimate of total credit provisions by €146 million at January 1, 2005. Please revise your filing to disclose the effect on net income and related income per share. Refer to paragraph 33 of APB 20.

20.   As a related matter, please tell us and revise your filing to more clearly describe in detail how your new US GAAP impairment provisioning methodology differs from your previous methodology as well as from your IFRS impairment provisioning methodology.

21.   Please tell us in detail the differences between US GAAP and IFRS that you have identified in accounting for loan impairment. Provide us with the specific sections of the literature that you rely upon to support how you account for loan impairments differently under US GAAP as compared to IFRS.

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As appropriate, please amend your filing or respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review, as appropriate. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Haynes, Staff Accountant at (202) 551-3424 or me at (202) 551-3490 if you have questions.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant